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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2

                                                            File No. _________

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
       THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                            HH-SU INVESTMENTS L.L.C.
                            ------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

---------------------------------------------------------------------------------------------------------------------
NAME AND LOCATION                              STATE OF             NATURE OF BUSINESS
                                               ORGANIZATION
---------------------------------------------------------------------------------------------------------------------
HH-SU Investments L.L.C.                       Texas                HH-SU Investments L.L.C. is a Texas
 Fountain Place, 1445 Ross at Field                                 limited liability company engaged in
 Dallas, Texas 75202-2785.                                          investment activities.  It is the general
                                                                    partner of, and owns 1% of the equity
                                                                    in, SU Investment Partners, L.P.
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
SU Investment Partners, L.P.                   Texas                SU Investment Partners, L.P. is a
 Fountain Place, 1445 Ross at Field                                 Texas limited partnership.  It is in the
 Dallas, Texas 75202-2785.                                          business of owning Shary Holdings
                                                                    LLC and of holding a 99% limited partnership
                                                                    interest in Sharyland Utilities, L.P., a Texas
                                                                    certificated retail electric utility.

---------------------------------------------------------------------------------------------------------------------
Shary Holdings LLC                             Texas                Shary Holdings LLC is a Texas limited
 Fountain Place, 1445 Ross at Field                                 liability corporation.  Shary Holdings
 Dallas, Texas 75202-2785.                                          is the general partner of, and owns 1%
                                                                    of the equity in, Sharyland Utilities,
                                                                    L.P., a Texas certificated retail electric
                                                                    utility.
---------------------------------------------------------------------------------------------------------------------

Sharyland Utilities, L.P.                      Texas                Sharyland Utilities, L.P. is a Texas
 4403 West Military Hwy.                                            limited partnership.  Sharyland
 Suite 712                                                          Utilities, L.P. is a newly-certificated
 McAllen, Texas 78503.                                              Texas retail electric utility.  When it
                                                                    commences operations (expected
                                                                    February 15, 2000), it will provide
                                                                    retail electric distribution and
                                                                    transmission service in a roughly 6000-
                                                                    acre service territory in the Lower Rio
                                                                    Grande Valley in Texas.  Currently,
                                                                    Sharyland Utilities, L.P. does not
                                                                    provide retail electric service, but is in
                                                                    the process of constructing its
                                                                    distribution system.
---------------------------------------------------------------------------------------------------------------------

      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      HH-SU Investments L.L.C.: Claimant owns no properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.


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      Sharyland Utilities, L.P.: Sharyland Utilities, L.P. owns properties used for the distribution of electricity, including 0 miles of transmission and 2 of distribution lines (all within an approximately 6,000-acre service territory in The Lower Rio Grande Valley in Texas), 1 substation under construction, easements, and other equipment (including computers, office equipment, etc.) and property necessary for its electric distribution system, which currently is under construction. When operational, Sharyland Utilities, L.P.'s distribution system will be interconnected with the Electric Reliability Council of Texas ("ERCOT") transmission grid. Sharyland Utilities, L.P. does not own any generation plants or gas manufacturing or distribution facilities. All of Sharyland Utilities, L.P.'s electric distribution properties are within the State of Texas. Sharyland Utilities, L.P. does not own any transmission or pipeline properties which deliver or receive electric energy or gas at the border of Texas.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies;

          (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas in 1999.

          (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas in 1999.

          (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

          Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas in 1999.

          (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas in 1999.

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars;

          (a) Name, location, business address and description of the facilities used by EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          HH-SU Investments L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Neither HH-SU Investments L.L.C. nor any system company hold any interest, directly or indirectly, in an EWG or foreign utility company.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          HH-SU Investments L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          HH-SU Investments L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

          (e) Identify any service, sales or construction contract(s) between the EWG of foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Neither HH-SU Investments L.L.C. nor any system company hold any interest, directly or indirectly, in an EWG or foreign utility company.

                                    EXHIBIT A

      A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

          See Exhibit A.

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 7th day of February, 2000.

                                               HH-SU Investments L.L.C.
                                               ------------------------
                                                  (Name of claimant)

                                              By  /s/ Michael T. Bierman
                                                 --------------------------
                                                      Michael T. Bierman
                                                      Vice President

CORPORATE SEAL
Attest:

         By  /s/ Michael T. Bierman
             --------------------------
                 Michael T. Bierman
                 Vice President

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Michael T. Bierman
                                 Vice President
                            HH-SU Investments L.L.C.
                                 Fountain Place
                               1445 Ross at Field
                            Dallas, Texas 75202-2785

EXHIBIT B                   FINANCIAL DATA SCHEDULE

      If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.  Capital Heading

1         Total Assets

2         Total Operating Revenues

3         Net Income

          See Exhibit B (Exhibit 27).

                                    EXHIBIT C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      Neither HH-SU Investments L.L.C. nor any associate company hold any interest, directly or indirectly, in an EWG or foreign utility company.

                                   EXHIBIT A

        HH-SU INVESTMENTS, L.L.C.
        CONSOLIDATING BALANCE SHEET AND STATEMENT OF INCOME
        FOR THE YEAR ENDED DECEMBER 31, 1999
        (IN U.S. DOLLARS)(unaudited)
        EXHIBIT A


                                                         SHARY HOLDINGS      SU INVESTMENTS,       SHARYLAND            HH-SU
                                                           LLC, G.P.          PARTNERS, L.P.    UTILITIES, L.P.  INVESTMENTS, L.L.C.
                                                            12/31/99             12/31/99          12/31/1999         12/31/1999
                                                            --------             --------          ----------         ----------
                                     ASSETS
                                ---------------
    CURRENT ASSETS:
          CASH                                          $              $          3,000      $         149,500      $       30
          CASH EQUIVALENTS                                                                           6,170,000
          PREPAYMENTS AND RECEIVABLES                                                                    3,263
                                                         -----------     ---------------       ----------------       ---------
           TOTAL CURRENT ASSETS                                   -               3,000              6,322,763              30


    PROPERTY, PLANT AND EQUIPMENT:
          TRANSMISSION EQUIPMENT                                                                       313,752
          DISTRIBUTION EQUIPMENT                                                                       228,716
          OFFICE FURNITURE & EQUIPMENT                                                                  13,777
          TRANSPORTATION EQUIPMENT                                -                   -                 30,288
                                                         -----------     ---------------       ----------------       ---------
           TOTAL PROPERTY, PLANT AND EQUIPMENT                    -                   -                586,533
          LESS : ACCUMULATED DEPRECIATION                                                                1,307
                                                         -----------     ---------------       ----------------       ---------
           NET  PROPERTY, PLANT AND EQUIPMENT                     -                   -                585,226

    INVESTMENTS IN LIMITED PARTNERSHIP                       67,708           6,703,107                                    313
    OTHER REGULATORY ASSETS                                                                          3,781,332
                                                         -----------     ---------------       ----------------       ---------
           TOTAL OTHER ASSETS                                67,708           6,703,107              3,781,332             313



    TOTAL ASSETS                                       $     67,708    $      6,706,107      $      10,689,321      $      343
                                                         ===========     ===============       ================       =========


               LIABILITIES AND PARTNERS' CAPITAL
             -------------------------------------

    CURRENT LIABILITIES:
          ACCOUNTS PAYABLE (1)                         $     67,425    $      6,675,048      $       3,918,506      $        -
                                                         -----------     ---------------       ----------------       ---------
           TOTAL CURRENT LIABILITIES                         67,425           6,675,048              3,918,506               -

    MINORITY INTEREST IN LIMITED PARTNERSHIP                      -                   -                      -               -

    PARTNERS' CAPITAL                                           283              31,059              6,770,815             343
                                                         -----------     ---------------       ----------------       ---------
           TOTAL PARTNERS' CAPITAL                              283              31,059              6,770,815             343

                                                         -----------     ---------------       ----------------       ---------
    TOTAL LIABILITIES AND PARTNERS' CAPITAL            $     67,708    $      6,706,107      $      10,689,321      $      343
                                                         ===========     ===============       ================       =========

              STATEMENT OF INCOME
              -------------------------

   INVESTMENT INCOME (EXPENSE)
         INTEREST INCOME (EXPENSE)                     $               $                     $          33,408      $
         DIVIDEND INCOME                                                                               138,714
                                                         -----------     ---------------       ----------------      ----------
          TOTAL INVESTMENT INCOME                                 -                   -                172,122               -

   DEPRECIATION EXPENSE                                                                                  1,307
                                                         -----------     ---------------       ----------------      ----------

   NET EARNINGS                                        $          -    $              -      $         170,815      $        -
                                                         ===========     ===============       ================      ==========

                                                                                                                    HH-SU
                                                                                      ELIMINATING            INVESTMENTS, L.L.C.
                                                                                        ENTRIES                  CONSOLIDATED
                                                                 TOTAL                 12/31/99                   12/31/1999
                                                                 -----                 --------                   ----------
                                     ASSETS
                                ---------------
    CURRENT ASSETS:
          CASH                                           $           152,530     $                        $              152,530
          CASH EQUIVALENTS                                         6,170,000                                           6,170,000
          PREPAYMENTS AND RECEIVABLES                                  3,263                        -                      3,263
                                                           ------------------     --------------------      ---------------------
           TOTAL CURRENT ASSETS                                    6,325,793                        -                  6,325,793


    PROPERTY, PLANT AND EQUIPMENT:
          TRANSMISSION EQUIPMENT                                     313,752                                             313,752
          DISTRIBUTION EQUIPMENT                                     228,716                                             228,716
          OFFICE FURNITURE & EQUIPMENT                                13,777                                              13,777
          TRANSPORTATION EQUIPMENT                                    30,288                        -                     30,288
                                                           ------------------     --------------------      ---------------------
           TOTAL PROPERTY, PLANT AND EQUIPMENT                       586,533                        -                    586,533
          LESS : ACCUMULATED DEPRECIATION                              1,307                        -                      1,307
                                                           ------------------     --------------------      ---------------------
           NET  PROPERTY, PLANT AND EQUIPMENT                        585,226                        -                    585,226

    INVESTMENTS IN LIMITED PARTNERSHIP                             6,771,128              (6,771,128)                          -
    OTHER REGULATORY ASSETS                                        3,781,332                                           3,781,332
                                                           ------------------     --------------------      ---------------------
           TOTAL OTHER ASSETS                                     10,552,460              (6,771,128)                  3,781,332



    TOTAL ASSETS                                         $        17,463,479    $         (6,771,128)     $           10,692,351
                                                           ==================     ====================      =====================


              LIABILITIES AND PARTNERS' CAPITAL
            -------------------------------------

    CURRENT LIABILITIES:
          ACCOUNTS PAYABLE (1)                           $        10,660,979    $                   -     $           10,660,979
                                                           ------------------     --------------------      ---------------------
           TOTAL CURRENT LIABILITIES                              10,660,979                        -                 10,660,979

    MINORITY INTEREST IN LIMITED PARTNERSHIP                               -                   31,029                     31,029

    PARTNERS' CAPITAL                                              6,802,500              (6,802,157)                        343
                                                           ------------------     --------------------      ---------------------
           TOTAL PARTNERS' CAPITAL                                 6,802,500              (6,802,157)                        343

                                                           ------------------     --------------------      ---------------------
    TOTAL LIABILITIES AND PARTNERS' CAPITAL              $        17,463,479    $         (6,771,128)     $           10,692,351
                                                           ==================     ====================      =====================

              STATEMENT OF INCOME
              -------------------------

   INVESTMENT INCOME (EXPENSE)
         INTEREST INCOME (EXPENSE)                       $            33,408     $                        $               33,408
         DIVIDEND INCOME                                             138,714                                             138,714
                                                           ------------------     --------------------      ---------------------
          TOTAL INVESTMENT INCOME                                    172,122                        -                    172,122

   DEPRECIATION EXPENSE                                                1,307                                               1,307
                                                           ------------------     --------------------      ---------------------

   NET EARNINGS                                          $           170,815    $                   -     $              170,815
                                                           ==================     ====================      =====================


(1)   SUBSEQUENT EVENT
      Accounts Payable at December 31, 1999 represents amounts owed to the predecessor owners of Sharyland Utilities, L.P. These amounts were settled in the normal course of business during January 2000.